Mail Stop 6010

November 25, 2008

Nationwide Financial Services, Inc.
One Nationwide Plaza
Columbus, Ohio 43215
Attn: General Counsel

      Re: Nationwide Financial Services, Inc.
                  Amendment No. 2 to
                  Preliminary Merger Proxy Statement on Schedule 14A
                  Filed November 24, 2008
                  File No. 1-12785

                  Amendment No. 2 to Schedule 13E-3
                  Filed November 24, 2008
                  File No. 5-50759

Dear Sir/Madam:

      We conducted a limited review of your revised filings. Our review was limited to legal issues and did not include a review of the financial statements and disclosures related to accounting issues. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
Item 13. Financial Statements

Schedule 14A
Where You Can Find More Information, page 124

1. Please revise your Schedule 13E-3 and proxy statement to incorporate by reference the quarterly report on Form 10-Q for the quarter ended September 30, 2008, that was filed

on November 6, 2008.

*   *   *

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Sebastian Gomez Abero at (202) 551-3578 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Dewey & LeBoeuf LLP
        1301 Avenue of the Americas
        New York, NY 10019
        Attn: Michael Groll, Esq.
        Sheri E. Bloomberg, Esq.

        Jones Day
        North Point
        901 Lakeside Avenue
        Cleveland, Ohio 44114
        Attn: Lyle G. Ganske, Esq.
        James P. Dougherty, Esq.